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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                                SCHEDULE 13G
          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               -------------


                    Electronic Data Systems Corporation
 --------------------------------------------------------------------------
                              (Name of Issuer)

            Common Stock,                          285661-99-7
      par value $0.01 per share
 -----------------------------------   -----------------------------------
   (Title of class of securities)                 (CUSIP number)


                               -------------



 Check the following box if a fee is being paid with this statement [x].


 (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))
                            (Page 1 of 7 Pages)
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 CUSIP No.       285661-99-7            13G           Page 2 of 7


      1       NAME OF REPORTING        Investment Funds Committee of the
              PERSONS:                 Board of Directors of General
                                       Motors Corporation, as named
                                       fiduciary of certain pension
                                       funds.

              S.S. OR I.R.S.                 N/A
              IDENTIFICATION NO. OF ABOVE
              PERSONS:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP:*                                             (a) [_]
                                                                  (b) [_]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF  N/A
              ORGANIZATION:

    NUMBER OF     5  SOLE VOTING POWER:      --**
     SHARES

  BENEFICIALLY    6  SHARED VOTING POWER:    133,807,135**
    OWNED BY

      EACH        7  SOLE DISPOSITIVE        --**
    REPORTING        POWER:

   PERSON WITH    8  SHARED DISPOSITIVE      133,807,135**
                     POWER:

      9       AGGREGATE AMOUNT               133,807,135**
              BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          N/A
              EXCLUDES CERTAIN SHARES:*                             [_]

      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW     27.5%**
              (9):

      12      TYPE OF REPORTING        00
              PERSON:*


*  SEE INSTRUCTIONS BEFORE FILLING OUT!
** See Item 4.
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     ITEM 1(A).  NAME OF ISSUER:

        Electronic Data Systems Corporation

     ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        5400 Legacy Drive
        Plano, Texas  75024

     ITEM 2(A).  NAME OF PERSON FILING:

        Investment Funds Committee (the "Committee") of the Board of Directors of General Motors Corporation ("GM"), as named fiduciary under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for the General Motors Retirement Program for Salaried Employees (the "Salaried Employees Plan") and for the General Motors Hourly-Rate Employees Pension Plan (the "Hourly Employees Plan" and, together with the Salaried Employees Plan, the "Plans"). The Committee was formerly known as the "Finance Committee." As of December 31, 1996, the members of the Committee were Messrs. T.H. Wyman (Chairman), C.T. Fisher, III, J.W. Marriott, Jr., E.T. Pratt, J.G. Smale and J.F. Smith, Jr.

     ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
     RESIDENCE:

        c/o General Motors Corporation
        767 Fifth Avenue
        New York, New York  10153
        Attention:  Chief Investment Funds Officer

     ITEM 2(C).  CITIZENSHIP.

        Not applicable.

     ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

        Common Stock, $0.01 par value per share, of Electronic Data Systems Corporation ("Common Stock")

     ITEM 2(E).  CUSIP NUMBER.

                      285661-99-7

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

        (a)    Not applicable.
        (b)    Not applicable.
        (c)    Not applicable.
        (d)    Not applicable.
        (e)    Not applicable.





                                Page 3 of 7 pages



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        (f) [x]     Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
        (g)    Not applicable.
        (h)    Not applicable.

     ITEM 4. OWNERSHIP

        (a)-(c) Subject to the discussion below, as of December 31, 1996, the Committee (as defined in Item 1(a) of this information statement on Schedule 13G) may be deemed the beneficial owner, on behalf of the Plans (as defined in Item 2(a) of this information statement), for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), of a total of 133,807,135 shares of Common Stock (as defined in Item 2(d) of this information statement), representing approximately 27.5% of the shares of Common Stock outstanding, as to all of which shares the Committee may be deemed to share the power to direct the voting or disposition thereof.

        The Committee is the named fiduciary (in accordance with ERISA, as defined in Item 2(a) of this information statement) of the Plans and in such capacity has and exercises the power to appoint investment managers for holdings of securities contributed to the Plans. The Committee, as named fiduciary for the Plans, has also retained General Motors Investment Management Corporation ("GMIMCo"), a wholly-owned subsidiary of GM that is registered with the U.S. Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, to perform certain investment management and administrative functions for the Plans, including to appoint independent investment managers for all other holdings of the Plans. GMIMCo has appointed various independent investment managers for the Plans, some of whom have authority to cause the Plans to acquire publicly traded equity securities, including securities of GM. Pursuant to the terms of such appointments by GMIMCo, such investment managers are granted full authority over and have the power to vote and dispose of any such GM equity securities for the Plans (subject to any regulatory restrictions with respect thereto, as to which GMIMCo has advised such investment managers).

        On November 4, 1992, pursuant to an Exchange and Registration Agreement with GM (as defined in Item 2(a) of this information statement), the Plans acquired from GM 26,098,448 shares of Class E Common Stock of GM, which then represented approximately 11% of the issued and outstanding shares of Class E Common Stock, and also received a cash payment, all in exchange for certain shares of preference stock of GM previously contributed by GM to and then owned by the Plans. The Prudential Insurance Company of America ("Prudential") had previously been appointed by the Committee as investment manager for the Plans with respect to such preference stock and Prudential acted for the Plans in such exchange and continued as investment manager with responsibility for the shares of Class E Common Stock issued in exchange therefor. Pursuant to the terms of such appointment, Prudential was granted full authority over and had the power to vote and dispose of such shares of Class E Common Stock held by the Plans, subject to any regulatory restrictions with respect thereto (until September 1, 1993). The Committee did not direct Prudential with respect to the acquisition of such shares of Class E Common Stock or subsequently with respect to the voting thereof or the disposition or continued ownership thereof by the Plans. The Committee's possible deemed beneficial ownership at December 31, 1992 of the shares of Class E Common Stock owned by the Plans and managed by Prudential was reported on the Committee's Schedule 13G information statement dated February 19, 1993 respecting Class E Common Stock.

        On September 1, 1993, Bankers Trust Company ("Bankers Trust") succeeded Prudential as trustee and investment manager for the Plans with respect to such shares of Class E Common Stock, by appointment by the Committee. Pursuant to the terms of such appointment, Bankers Trust was granted full authority over and had


                                Page 4 of 7 pages


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     the power to vote and dispose of such shares of Class E Common Stock held by the Plans, subject to any regulatory restrictions with respect thereto (until March 13, 1995). The Committee did not direct Bankers Trust with respect to the voting or the disposition or continued ownership by the Plans of such shares of Class E Common Stock.

        On March 13, 1995, GM contributed to the Hourly Employees Plan (as defined in Item 2(a) of this information statement) 173,163,187 shares of Class E Common Stock, constituting approximately 39.5% of the then outstanding shares of Class E Common Stock. The Committee had appointed United States Trust Company of New York ("U.S. Trust") to act for the Hourly Employees Plan in connection with such contribution and on March 13, 1995, pursuant to such appointment, U.S. Trust became trustee and investment manager for the Hourly Employees Plan with respect to such shares and also with respect to 16,924,032 shares of Class E Common Stock then held in trust for the Hourly Employees Plan and managed by Bankers Trust, as discussed above. Pursuant to the terms of such appointment, U.S. Trust was granted full authority over and had the power to vote and dispose of such shares of Class E Common Stock for the Hourly Employees Plan, subject to any regulatory restrictions with respect thereto. Bankers Trust continued as trustee and investment manager on behalf of the Salaried Employees Plan (as defined in Item 2(a) of this information statement) for the 9,174,416 shares of Class E Common Stock it then held in trust for the Salaried Employees Plan. The Committee's possible deemed beneficial ownership at March 31, 1995 of the shares of Class E Common Stock owned by the Plans and managed by U.S. Trust, Bankers Trust and various other independent investment managers for the Plans was reported on the Committee's Amendment No. 1 dated April 10, 1995 to its Schedule 13G information statement respecting Class E Common Stock.

        On June 14 and 15, 1995, the Hourly Employees Plan, as directed by U.S. Trust, sold a total of 40,550,000 shares of Class E Common Stock (thereby reducing the Hourly Employees Plan's ownership of shares of Class E Common Stock by more than 5% of such shares outstanding) and the Salaried Employees Plan, as directed by Bankers Trust, sold a total of 2,000,000 shares of Class E Common Stock, in each case pursuant to a registered public offering. The Committee did not direct U.S. Trust or Bankers Trust with respect to such sales of shares of Class C Common Stock. The Committee's possible deemed beneficial ownership at June 30, 1995 of the shares of Class E Common Stock owned by the Plans and managed by U.S. Trust, Bankers Trust and various other independent investment managers for the Plans was reported on the Committee's Amendment No. 2 dated July 7, 1995 to its
     Schedule 13G information statement respecting Class E Common Stock.
     In addition, at about this time, the Salaried Employees Plan, as directed by Bankers Trust, sold 106,000 shares of Class E Common Stock to another GM employee benefit plan. The Committee did not direct Bankers Trust with respect to such disposition of such shares of Class E Common Stock. The Committee's possible deemed beneficial ownership at December 31, 1995 of the shares of Class E Common Stock owned by the Plans and managed by U.S. Trust, Bankers Trust and various other independent investment managers for the Plans was reported on the Committee's Amendment No. 2 dated February 14, 1996 to its Schedule 13G information statement respecting Class E Common Stock.

        On February 15 and 16, 1996, various independent investment managers for the Plans sold certain shares of preference stock of GM owned by the Plans, which in the aggregate were convertible into 448,836 shares of Class E Common Stock. The sale of such shares was effectuated by these investment managers pursuant to a direction given by GMIMCo because the preference stock had been called for redemption by GM and could not be converted into Class E Common Stock because of certain regulatory restrictions which at the time barred the Plans from acquiring additional shares of Class E Common Stock.

        On June 10, 1996, by operation of law pursuant to a merger transaction, all outstanding shares of Class E Common Stock (including those held by the Plans) were exchanged for shares of Common Stock (as defined in



                                Page 5 of 7 pages



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     Item 2(d) of this information statement) of Electronic Data Systems
     Corporation ("EDS") on a share-for-share basis. Accordingly, as of such date, U.S. Trust had the power to vote and dispose of 149,537,219 shares of Common Stock of EDS owned by the Hourly Employees Plan, and Bankers Trust had the power to vote and dispose of 7,068,416 shares of Common Stock of EDS owned by the Salaried Employees Plan. In addition, as of such date, various other independent investment managers of the Plans had the power to vote and dispose of a total of 284,200 shares of Common Stock of EDS.

        On July 16, 1996, the Hourly Employees Plan, as directed by U.S. Trust, sold a total of 23,000,000 shares of Common Stock of EDS, pursuant to a registered public offering. The Committee did not direct U.S. Trust with respect to such sale of shares of Common Stock of EDS.

        During 1996, various independent investment managers for the Plans sold an aggregate of 199,400 shares of Class E Common Stock or of Common Stock of EDS in public market transactions. Neither the Committee nor GMIMCo directed such investment managers with respect to such sales of shares.

        At December 31, 1996, U.S. Trust had the power to vote and dispose of 126,537,219 shares of Common Stock of EDS owned by the Hourly Employees Plan, representing approximately 26.0% of the then outstanding shares of Common Stock of EDS, and Bankers Trust had the power to vote and dispose of 7,068,416 shares of Common Stock of EDS owned by the Salaried Employees Plan, representing approximately 1.5% of the then outstanding shares of Common Stock of EDS. In addition, at December 31, 1996, various other independent investment managers for the Plans had the power to vote and dispose of a total of 201,500 shares of Common Stock of EDS owned by the Plans, representing less than 0.1% of the then outstanding shares of Common Stock of EDS.

        Neither the Committee nor GMIMCo has directed U.S. Trust or Bankers Trust or the other independent investment managers for the Plans referred to above with respect to the voting or the disposition or continued ownership by the Plans of the shares of Class E Common Stock or of the Common Stock of EDS managed by them during the periods discussed above. Although the Committee does not exercise voting or dispositive powers with respect to the Common Stock of EDS owned by the Plans, it may be deemed to be the beneficial owner, on behalf of the Plans, for purposes of Sections 13(d) and 13(g) of the Act of the shares of Common Stock of EDS held in trust for the Plans by U.S. Trust and Bankers Trust because it has the right under certain circumstances to terminate within 60 days the appointment of U.S. Trust and/or Bankers Trust as trustees and investment managers for the Hourly Employees Plan and Salaried Employees Plan, respectively, with respect to such shares. In addition, although the Committee does not exercise voting or dispositive powers with respect to the other shares of Common Stock of EDS owned by the Plans and managed by other independent investment managers appointed by GMIMCo, it may be deemed to be the beneficial owner on behalf of the Plans for purposes of Sections 13(d) and 13(g) of the Act of such shares of Common Stock of EDS because it has the power under certain circumstances to cause GMIMCo to terminate such appointments within 60 days. Notwithstanding the foregoing, the filing of this statement is not an admission that the Committee is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement and such beneficial ownership is disclaimed.

     ITEM 10. CERTIFICATION

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                Page 6 of 7 pages


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 14, 1997
                                           --------------------------------
                                                       Date


                                           /s/ R. Charles Tschampion
                                           --------------------------------
                                                     Signature


                                           R. Charles Tschampion, Managing
                                           Director, Investment Strategy &
                                           Asset Allocation and
                                           Representative of the Investment
                                           Funds Committee of the Board of
                                           Directors of General Motors
                                           Corporation (*)
                                           --------------------------------
                                                    Name/Title


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




--------------------------------

     (*) Certification of authorization to sign this statement has been filed as Exhibit 1 to the reporting person's Amendment No. 1 dated April 10, 1995 to its Schedule 13G information statement respecting Class E Common Stock.



                                Page 7 of 7 pages


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